NXT ENERGY SOLUTIONS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON
THURSDAY OCTOBER 17, 2013

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Common Shares”) of NXT Energy Solutions Inc. (the “Corporation”) will be held at the Calgary Petroleum Club (Presidents Room) located at 319 - 5th Avenue S.W., Calgary, Alberta, Canada at 3:00 pm (Calgary time) on October 17, 2013 for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the year ended December 31, 2012 and the report of the auditors thereon;
2.	to appoint auditors of the Corporation for the ensuing year at a remuneration to be determined by the Board of Directors;
3.	to elect directors of the Corporation for the ensuing year;
4.	to consider and, if thought appropriate, to pass an ordinary resolution approving and ratifying the Corporation’s amended and restated stock option plan (the “Option Plan”) as required annually by the TSX Venture Exchange;
5.	to consider and, if deemed appropriate, to pass a special resolution in the form included in the accompanying Information Circular to amend the Articles of the Corporation, to include a provision to allow for meetings of the shareholders of the Corporation to be held outside of Alberta; and
6.	to consider and, if deemed appropriate, pass an ordinary resolution confirming and ratifying the adoption of the amended and restated by-laws of the Corporation as described in the accompanying Information Circular.
7.	to transact such other business as may be properly brought before the Meeting.

The specific details of the matters to be brought before the Meeting are set forth in the accompanying Information Circular and appendices thereto.

The Board of Directors (the “Board”) of the Corporation has fixed September 12, 2013 as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta, this 16th day of September, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

“George Liszicasz”

Chairman and Chief Executive Officer